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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9C

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

PORTUGAL TELECOM, SGPS, S.A.
(Name of Subject Company)

PORTUGAL TELECOM, SGPS, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1 each
American Depositary Shares, each representing one ordinary share, nominal value €1 per share
(Title of Class of Securities)

Ordinary Shares (ISIN: PTPTC0AM0009)
American Depositary Shares (CUSIP: 737273102)
(CUSIP Number of Class of Securities)

Nuno Prego
Investor Relations Director
Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal
+351 21 500 1701
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

1.
Press Release of Portugal Telecom, SGPS, S.A. (the "Company"), dated April 21, 2006, entitled "Portugal Telecom Annual General Shareholders' Meeting"

IMPORTANT NOTICE

        Investors are urged to read the Company's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Lisbon, Portugal.

        These materials may contain forward-looking statements based on management's current expectations or beliefs. These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements. Forward-looking statements may be identified by words such as "believes," "expects," "anticipates," "projects," "intends," "should," "seeks," "estimates," "future" or similar expressions. These statements reflect our current expectations. In light of the many risks and uncertainties surrounding the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

RELEASE

Portugal Telecom, SGPS, S.A.
Open Company
Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 1,128,856,500
Registered in the Conservatory of the Commercial Registry of Lisbon under no. 03602/940706
Collective Person no. 503 215 058

Portugal Telecom Annual General Shareholders' Meeting

Lisbon, Portugal, 21 April 2006—Portugal Telecom announces that its Annual General Shareholders' Meeting was held today.

As per the press release disclosed on April 19, the Board of Directors withdrew the proposals submitted to the shareholders on items 7, 8, 12, 13 an 14 of the agenda, which related to the purchase of own shares, the execution of a share buyback programme and the issue of bonds, including convertible bonds.

The remaining items on the agenda were approved as follows:

  •
  Election of the Vice-Chairman of the General Meeting of Shareholders, Mr. Jorge Luís Seromenho Gomes de Abreu following the resignation presented by the former Vice-Chairman of the General Meeting of Shareholders.

  •
  Approval of Portugal Telecom's management report, and the individual and consolidated financial statements for 2005.

  •
  Application of the 2005 net income of Euro 500,021,577.00, as follows:

  —
  Euro 25,001,079.00 for the legal reserve;

  —
  Euro 475,020,498.00 which correspond to the remaining net income after the mandatory allocation of 5% of such net income to the legal reserve, increased of 61,186,339.50 Euros of retained profits, in a total of Euro 536,206,837.50 to be paid to the shareholders, corresponding to Euro 0.475 per share.

  •
  Ratification of the appointment of the Director Rodrigo Jorge de Araújo Costa to complete the 2003/2005 term of office.

  •
  Vote of confidence to the Board of Directors and the Statutory Audit Board, and to each one of its members.

  •
  Amendment to paragraph 5 of article 13 of the Articles of Association, which henceforth determines that to each 500 shares shall correspond one vote.

  •
  Share capital increase in the amount of Euro 338,656,950.00, to be carried out by means of:

  —
  Incorporation of share issuance premia in the amount of Euro 91,704,891.00;

  —
  Legal reserves in the amount of Euro 121,523,559.00;

  —
  Special reserve relating to the cancellation of treasury shares in the amount of Euro 125,428,500.00.

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    The share capital increase shall be executed through an increase in the par value of all shares representing the Company's share capital by an amount equal to 30 Euro cents, whereby the par value of each share will be Euro 1.30, with the corresponding amendment to paragraphs 1 and 2 of article 4 of the Articles of Association.

  •
  Share capital reduction in the amount of Euro 395,099,775.00, to be carried out by means of a reduction in the par value of all shares representing the Company's share capital, whereby each share will have a par value of 35 Euro cents, with the corresponding amendment to paragraphs 1 and 2 of article 4 of the Articles of Association.

  •
  Purchase of own bonds, already issued or to be issued, in any form, subject to a resolution of the management body, as well as sale of this type of securities (including those that may have been purchased by the Company), also subject to a resolution of the management body.

  •
  Election of corporate bodies for the 2006/2008 term of office. Such corporate bodies shall have the following composition:

Board of the General Meeting of Shareholders

Chairman:	– António Manuel da Rocha e Menezes Cordeiro
Vice-Chairman:	– Jorge Luís Seromenho Gomes de Abreu
Secretary:	– Luís Manuel da Costa de Sousa de Macedo

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Board of Directors
Chairman:	– Henrique Manuel Fusco Granadeiro
Directors:	– Zeinal Abedin Mahomed Bava
– Rodrigo Jorge de Armindo Costa
– Luis Miguel da Fonseca Pacheco de Melo
– João Pedro Amadeu Baptista
– António Aleixo Claudino Caria
– Rui Pedro Barroso Soares
– Franquelim Garcia Alves
– António Pedro de Carvalho Viana Baptista
– Fernando Henrique Viana Soares Carneiro
– Henrique José Monteiro Chaves
– Luís Filipe Rolim de Azevedo Coutinho
– João Manuel de Mello Franco
– Joaquim Aníbal Brito Freixial de Goes
– Fernando Abril-Martorell Hernandez
– Gerald Stephen McGowan
– Amílcar Carlos Ferreira de Morais Pires
– Francisco Teixeira Pereira Soares
– Jorge Humberto Correia Tomé
– Armando António Martins Vara
– Thomaz de Mello Paes de Vasconcellos
Statutory Audit Board
Chairman:	– Pedro João Reis de Matos Silva
Member:	– Gonçalo Vaz Botelho
Member:	– Ascensão, Gomes, Cruz & Associados, Sociedade de Revisores Oficiais de Contas, represented by Mário João de Matos Gomes
Deputy Member:	– José Vieira dos Reis
Compensation Committee
Chairman:	– António Manuel da Rocha e Menezes Cordeiro
– Manuel Alves Monteiro
– João Manuel de Mello Franco

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This information is also available on PT's IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director nuno.prego@telecom.pt Portugal Telecom Tel: +351 21 500 1701 Fax: +351 21 500 0800

Investors are urged to read the Company's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Lisbon, Portugal.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

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TABLE OF CONTENTS
IMPORTANT NOTICE
Portugal Telecom Annual General Shareholders' Meeting